February 11, 2011                                                                                     Via Facsimile and EDGAR

Daniel Duchovny
Special Counsel
Division of Corporate Finance
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: Inland American Real Estate Investment Trust, Inc.
Schedule TO-T/A
Filed December 23, 2010 by Lapis Investment Business Trust
File No. 005-85811

Dear Mr. Duchovny:

We are responding to the comments in your letter dated January 10, 2011, regarding the above-referenced filing.  Set forth below are our responses numbered to correspond to your numbered comments.

1.           Please understand that there are several reasons, all of which are beyond our control, that it may take 2 to 4 weeks to effect the transfers of securities of this type.  First, there are no certificates, so the only way to verify ownership of a seller is to get confirmation from the issuer or its transfer agent that the transfer is effective.  Second, we have to send the paperwork to the transfer agent, who may have to communicate back with us regarding additional information required to effect the transfer (such as required death certificates, trust agreements, custodian signatures).  Third, in many cases we must obtain additional signatures and authorization from custodians of IRA accounts.  Once all the required paperwork is in order with the transfer agent, it processes the transfer, and sends a confirmation.  Sometimes the transfer agent does so quickly, other times there are delays or additional questions. This, however, is typical of the un-listed REIT industry (and other unlisted securities).  We acknowledge that we are still obligated to pay promptly and that will make sure we will do whatever we can within our power to have this process go as quickly as possible.

Sincerely,

/s/ Kjerstin Hatch
Kjerstin Hatch

cc: Paul Derenthal, Esq.